NOTICE IS HEREBY GIVEN TO SHAREHOLDERS THAT THE
                           ANNUAL GENERAL MEETING


of the shareholders of Security Capital U.S. Realty (the "Company") will be held at the "Salon Relais-Royal" conference room of the Hotel Le Royal, 12 boulevard Royal, L-2449 Luxembourg, on 28 June 2000, at 11.00 a.m. with the following agenda of items to be considered for vote:

1. Submission of the Reports of the Board of Directors and of the Auditor for the year ended 31 December 1999;

2. Approval of the Statement of Net Assets and of the Statement of Operations for the year ended 31 December 1999; Decision as to allocation of results for the year ended 31 December 1999 (the recommendation is not to pay a dividend but to invest in growth opportunities).

3. Discharge of the Directors in relation to their activities during the year ended 31 December 1999;

4.       Statutory appointment of Directors;

5.       Statutory appointment of Auditors; and

6.       Remuneration of Directors.

7. Approval of the share price valuation method under the share option equivalent.

Notes:

1. If you wish to be represented at the Annual General Meeting, we shall be grateful if you would complete the enclosed Proxy Form and fax it to the attention of Laura Hamilton, Security Capital U.S. Realty, Fax. +352 46 37 56 5550 (from the U.S. dial 011 352 46 37 56 5550).
         Proxies must be received by 11.00 a.m. on 22 June 2000. (The enclosed Proxy Form reflects your account details as they appear on the share register as of the record date, 2 May 2000. The total issued shares and shareholder positions reflected on the share register as of 2
         May 2000 will provide the basis for the votes cast and the quorum calculation at the 28 June 2000 meetings).

2. Shareholders of record at the close of business on 2 May 2000 are entitled to vote at the meeting. The items on the agenda of the meeting may be passed with a simple majority of the shares present or represented at the meeting.



                           THE BOARD OF DIRECTORS

Please direct questions as follows:
Laura Hamilton at Security Capital U.S. Realty: Tel. +352 46 37 56 1 (from the U.S. dial + 011 352 46 37 56 1) or via e-mail at lhamilton@securitycapital.com.